VIA EDGAR AND FEDERAL EXPRESS

	June 30, 2006

Mr. John M. Hartz
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Mail Stop 7010
Dear Mr. Hartz:
We have prepared the following in response to your comment letter dated June 1, 2006 with respect to the following:
Hovnanian Enterprises, Inc.
File Number: 1-8551
Form 10-K for the fiscal year ended October 31, 2005 and Form 10-Q for the quarter ended January 31, 2006
The paragraphs that follow respond to the questions asked under each of the respective headers in your letter. For convenience of reference, the text of the comments in your letter has been reproduced in italics herein.
We trust that you will find these responses acceptable, however, if you have further questions or comments, please contact me at 732-747-7800. Sincerely,

/S/J. LARRY SORSBY
J. Larry Sorsby
Executive Vice President and Chief Financial Officer



Form 10-K for the year ended October 31, 2005
Note 1.  Basis of Presentation and Segment Information, page F-8
       1.  We have reviewed your response to prior comment 8.  We note that each of your communities is an operating segment as defined by paragraph 10 of SFAS 131. You state that none of your operating segments meet the quantitative thresholds of paragraph 18. You have aggregated them into a single reportable segment because they meet a majority of the aggregation criteria of paragraph 17. However aggregation under paragraph 17 also requires economic similarity, which your response has not addressed.  Please see EITF 04-10 for more details concerning this requirement.
       Please address for us why you believe that each of your operating segments have similar economic characteristics. In addition, in order for us to better understand your view, please provide us with the reports (actual) provided to the CODM, showing the operations of each operating segment on a year-to-date basis for the fiscal years 2003,
2004, and 2005.
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We believe our communities have similar economic characteristics, including a high concentration of real estate inventories and similar types of costs incurred in connection with their real estate inventory, for example, land, land development, common area improvements, direct construction costs (labor and materials), and carrying costs, such as interest and property taxes. We consider internal rate of return
("IRR") to be the key economic characteristic of a community and as the key measure for resource allocation and performance, and not gross margin for reasons explained further below.
As described in our previous letter, the CODM determines resource allocation and analyzes performance at the discrete community level.
This review and analysis includes reviews of land acquisition contract summaries, discussions at periodic land committee meetings where final
"go forward" decisions are made for individual communities and the tri-annual review process that occurs every four months. We have provided as Appendix A to the hard copy of the response letter an example of the plan schedules that are reviewed during this tri-annual plan review process and as Appendix B an example of a land committee book reviewed at a land committee meeting.  We have requested confidential treatment of Appendices A and B pursuant to Rule 83 of the SEC's rules and regulations relating to SEC records and information.
During the tri-annual plan review process, the CODM meets with each
Area or Division to review the communities' performances in the relevant market to determine whether to continue to allocate resources to a community and construct and sell the homes or to discontinue operations with respect to the respective community. In making this assessment, the CODM reviews Schedule 5A (an example of which is included in Appendix A) the top portion of which provides information about the status of the community, such as the total lots planned for the community, how many of those lots are owned or are still under option to be purchased from the land seller, the number of homes with sales contracts, the number of homes already delivered in the community, when the next purchase of lots is scheduled, the inventory dollars invested in optioned lots (to assess the economic impact of deciding to discontinue operations), and the current inventory capitalized for each community.  The bottom portion of Schedule 5A provides the community profit dollars and percentage for the community life, the current fiscal year (actuals up to the most recent date plus projections) and the next fiscal year. It also provides the community
IRR at the time the project was underwritten ("Feasibility"), at the time of the last plan, and the current IRR.  We view community IRR as the key economic characteristic of a community and as the key measure for resource allocation and performance and not gross margin.  This view is reflected by the fact that gross margin dollars or percentages are not included on Schedule 5A.  At the time of the initial decision to go forward with a community (feasibility scenario) the CODM requires the community to have an IRR of at or near 30% or higher.  Obviously, as the community is constructed and the homes are built, sold and delivered the actual IRR may be higher or lower than this target.
It is important to note, that community gross margin and community profit percentage may not be similar for two communities that have similar IRR's (and therefore are equivalent to the CODM for resource allocation). For example, in Schedule 5A included in Appendix A, the Oakwood Singles and Four Seasons at Monroe communities have similar feasibility IRR percentages but very different feasibility community
profit margin percentages.    Communities that are side by side
geographically, have the same product and the same selling prices and same home construction costs may have similar IRR's and very different gross margin and contribution margin percentages, for a number of reasons including the following:
*	The land for one community is raw land that must be developed, while the land for the other community is finished lots.  In this case, we would pay more for the finished lots, generate a lower gross margin and contribution margin but still generate a similar IRR because we would turn the inventory much more quickly, thus generating the cash flow sooner than in the case where we have to develop the lots.
*	Similarly, one land seller may be willing to sell us land in small parcels for which we will pay more compared to another seller that requires us to purchase the entire community in one transaction.
The latter will be for a lower purchase price, and thus higher margins but will generate a similar IRR because of the carry costs associated with holding the property for a longer period of time.
*	The timing of when we either purchased or optioned the land for individual communities.  For example, if we optioned a land parcel in 2002 and it took four years to obtain required approvals, that community will likely generate a higher gross margin due to land appreciation that occurred over the past four years, compared to a community where we purchased already approved land during 2005, due to land declining in value over the last year.  Keep in mind that both of these communities could open for sale at the same time and be in close proximity to each other yet yield dramatically different results for both gross margin and community profit.
*	Community location can result in differing margins, even if those communities are in the same town.  One could have better traffic patterns or be closer to amenities and thus potentially generate better margins, all else being equal.
  In addition to the above, it is possible for one community to have gross margins that change from period to period as external factors, such as competition or new local amenities, directly related to that community change. As a result, we do not believe that gross margins or community profit margins are indicative of similar economic characteristics for our communities.
With respect to your specific question on the reports provided to the
CODM for fiscal years ended 2003, 2004 and 2005, although the CODM reviews sales reports and contract sales, starts and delivery graphs by community periodically to ascertain how a community is performing compared to its most recent plan, the CODM's detailed review occurs only during the tri-annual plan process discussed above where the year-to-date actuals plus remaining year projections are included in the current fiscal year section of the Schedule 5A. We have also included in Appendix A, examples of the other schedules that are reviewed at these plan meetings.  It is important to note that with respect to specific community information, in addition to reviewing the Schedule
5A, the CODM reviews the projected deliveries by community in Schedule
4, and the projected inventory by quarter by community in Schedule 19 to understand the magnitude of the investment over the life of the community.
At the year ended October 31, 2005, we had 367 active selling communities and another 468 communities in planning. None of these communities meets the quantitative thresholds for separate reporting, they are considered for performance based on expected IRR during the tri-annual plan process and land committee meetings, and the actual results are reviewed by the CODM at the total homebuilding level each quarter and year end. Therefore, we believe it is appropriate to aggregate our communities into the homebuilding segment for financial reporting,
	2. We have reviewed your response to comment 10. Though single-family detached homes, attached townhouses, mid-rise and high-rise condominiums and planned residential developments are similar in that all of the products provide a residence to a consumer the products cater to distinct market segments and have differing sales prices and gross profits.  These different products also have varying exposure to loss in the event of a decline in real estate prices.  Paragraph 103 of
SFAS 131 states that financial analysts have said that an analysis of products is important in assessing both past performance and prospects for future growth.  Based on your disclosure under results of operations on page 21 of your Form 10-K report you disclosed that gross margins before interest expense increased to 26.4% during the year ended October 31, 2005 compared to 25.5% for the same period last year due primarily to the mix of homes delivered both in terms of geography as well as type of home it appears that this information is material to investors. Please provide the enterprise-wide product-line disclosures required by paragraph 37 of SFAS 131 or provide us with sales revenues and gross margins for the last three years and through the current interim period for single-family detached homes, attached townhouses, mid-rise and high-rise condominiums and planned residential developments.
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As we stated in our previous response, we believe that our homes delivered, whether single-family detached homes, attached townhouses, or mid-rise and high-rise condominiums, are a group of similar products, because customers consider each as a potential purchase of a residence. Therefore, we believe enterprise-wide product-line disclosure with more detail than total homebuilding is not required under paragraph 37 of SFAS 131.  We do not compile the sales revenues and gross margin by product line data you have requested and it is
impractical to do so given our current information systems.   We note
your comment about our MD&A disclosure for fiscal year 2005, and acknowledge that it was miscommunicated. We should have stated that the gross margin change is dependent on the community mix, and that gross margin at the community level is impacted by the current local market for homes, as well as whether the land was developed when it was acquired. Developed land is more expensive to purchase than raw land, but homes can be completed and delivered faster from developed land, thus a lower margin on these communities still generates the same internal rate of return as the higher gross margin communities that require us to develop land before building homes.
Note 2.  Summary of Significant Accounting Policies, page F-8
	3. We have reviewed your response to prior comment 11. Please explain to us more fully how you apply the percentage of completion method of your condominium sales. Specifically identify the numerator and denominator of the ratio you are using as well as the base to which the ratio is applied in determining percentage of completion. In addition, clarify the average duration between the signing of a sales contract and the receipt of the down payment and the delivery and occupancy of a condominium unit. Further, clarify to us how you assess whether the buyer of a condominium unit has met the continuing investment criteria during the period between the signing of the sales contract and the delivery of the unit. Refer to paragraphs 12 and 37(d) of SFAS 66.
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In our response dated May 25, 2006, we provided the additional revenue recognition disclosure we anticipated using in our upcoming filings. However, when we filed the second quarter 10-Q (subsequent to our May
25 response) we revised this anticipated disclosure to state that we currently do not have any projects that meet the criteria to require percentage of completion accounting and therefore the revenues from delivering homes in high-rise/mid-rise projects are recognized when title is conveyed to the buyer, adequate cash payment has been received and there is no continued involvement with respect to that home. The main criteria that have not been met for the homes that have not yet been delivered are the criteria in paragraphs 8 (as further clarified by paragraph 54) and paragraph 12 of SFAS 66.
We currently have mid-rise and high-rise projects under construction in Florida, California and New Jersey. Our mid-rise and high-rise projects in Florida and California do not require sufficient deposits
(3% in California, 7% in Florida) to demonstrate that the buyer has met the initial investment criterion required by paragraph 8 to recognize revenue or the continued investment criterion in paragraph 12. At 3%, the projects in California do not meet the 5% minimum initial investment for a primary residence required by paragraphs 8 and 54 to recognize revenue. In Florida, these projects are generally secondary homes for these buyers and a 7% deposit does not meet the minimum initial investment criterion required by paragraphs 8 and 54 for secondary homes of 10%. For our projects in New Jersey, buyers provide a 10% deposit, and the majority of these homes are primary residences, so they do meet the initial investment criteria of paragraphs 8 and 54. Paragraph 12 of SFAS 66 states, "The buyer's continuing investment in a real estate transaction shall not qualify unless the buyer is contractually required to pay each year on its total debt for the purchase price of the property an amount equal to the level annual payment that would be needed to pay that debt and interest on the unpaid balance over no more than the customary amortization term of a first mortgage loan by an independent established lending institution for other real estate." Contracts are taken about 12 to 16 months in advance of the delivery of the home, and no further deposits or payments are required until delivery. Assuming the first 5% of the deposit covers the initial investment requirement of paragraph 8 that leaves the remaining 5% deposit to cover the continuing investment requirements in paragraph 12, and assuming a 30 year fixed rate mortgage (at any rate above 5.6%, which we believe is a very conservative rate assumption in the current market) this remaining deposit does not cover the debt and interest on the unpaid balance required, therefore these contracts do not meet the requirements of paragraph 12 for revenue recognition until the remaining purchase price is paid at delivery of the home.
If and when we do have mid-rise or high-rise projects that are required to be accounted for under the percentage of completion method, the ratio for percentage complete will be calculated based on the actual construction costs incurred (materials and labor) over the estimated construction costs for the entire project. This percentage will be applied to the revenues for the signed contracts that meet the criteria for recognition under paragraphs 8, 12, and 54 of SFAS 66.

Insurance Deductible Reserves, Page F-9:
	4. We have read your response to comment 13. Please tell us the premiums received from subcontractors under the general liability insurance program offered to subcontractors that you have recorded as a reduction of cost of goods sold over the last three years. Please also tell us or disclose, if material, the amount of insurance claims that you have paid over the last three years.  In your response you appear to have provided data on the amount of insurance claims paid by your insurance carriers over the last three years. If the trend in the amount of insurance claims paid by you and your insurance companies is material to an investor please discuss and quantify these variations in your management's discussion and analysis in future filings.
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Over the last three years, we only recorded premiums from
subcontractors as a reduction of cost of goods sold in fiscal 2005 for a total of $6.2 million, as a result of the actuarial analysis in 2005 showing that we had excess reserves and did not need to book the full amount received from subcontractors as reserves. In prior years, the actuarial analysis demonstrated the need to record the full amount of subcontractor premiums to reserves. Beginning in fiscal 2006 we have a new general liability policy with an external carrier that has an aggregate cap of $20 million, for which we will record a full reserve, and any additional funds received from subcontractors will be recorded as a reduction of cost of goods sold.
The insurance claims we have recorded in the last three years are a portion of the "Charges incurred during the year" line item in Note 14
of Form 10-K regarding warranty costs.    The insurance claims included
in the disclosure were $64 thousand, $578 thousand and $1.8 million for 2003, 2004 and 2005, respectively, which we believe are immaterial for separate disclosure, but we will continue to monitor them to determine if variations are material for inclusion in management's discussion and analysis in future filings.

Intangible Assets, page F-10:
	5. We have read your response to comment 14. Please tell us the definite life intangible asset that the $50 million amount reclassified from goodwill to definite life intangible asset represents based on the guidance in Appendix A of SFAS 141. Please also provide us with a comprehensive explanation of the probable future economic benefits obtained or controlled by you as a result of your decision to discontinue using the brand name acquired based on the guidance in paragraph 25 of FASB Concepts Statement No. 6. Please also provide us with a detailed explanation that justifies a useful life of over four years through 2008 for a brand name that you discontinued using in
2004. Please also provide us with an impairment analysis of this definite life intangible asset. Please refer to paragraphs 12-15 of
SFAS 142.
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The $50 million was not reclassified from goodwill it was reclassified from indefinite life intangibles to definite life intangibles.  The asset that was reclassified is the registered trademark Forecast Homes, as well as the Forecast Homes company logo, which is also a registered trademark. These are marketing related intangible assets as defined in Appendix A of SFAS 141 and arise from legal rights as required for separate classification under paragraph 39 of SFAS 141.
Paragraph 25 of FASB Concepts Statement No. 6, states, "Assets are probable future economic benefits obtained or controlled by a particular entity as a result of past transactions or events." In the case of the Forecast Homes trademark and logo, these assets have value in attracting customers to the communities that were already open for sale as of May 2004 and therefore are still selling, constructing and delivering homes using the Forecast Homes trade name, a well known trade name in that market. These communities will be selling, constructing and delivering homes through 2008, so in order to appropriately match the amortization of the trade name over its remaining useful life we are amortizing a pro-rata portion of the intangible as each home is delivered in the communities still marketed under that name. This is consistent with the requirements of paragraph 12 of SFAS 142, which states, "The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up." To be clear, we have not discontinued using the name. We are still using the name in actively selling communities in this market. We are in effect transitioning from this brand name to our KHovnanian brand name as we open new communities with the KHovnanian brand name.
Paragraph 16 of SFAS 142 states, "If an intangible asset that is not being amortized is subsequently determined to have a finite useful life, the asset shall be tested for impairment in accordance with paragraph 17." Paragraph 17 states, "The impairment test shall consist of a comparison of the fair value of an intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss shall be recognized in an amount
equal to that excess."    We have provided as Appendix C to the hard
copy of this response letter the impairment analysis. We have requested confidential treatment of Appendix C pursuant to Rule 83 of the SEC's rules and regulations relating to SEC records and information. As shown in Appendix C, the fair value based on the present value of future cash flows is significantly greater than the intangible balance plus the current book value of the net assets of the communities using the Forecast Homes brand name, therefore the asset is not impaired and we will continue to amortize over its remaining useful life.


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